Exhibit 99.2

Mindray Medical Exceeds 2011 Product Development Targets and Announces Strong 2012 Pipeline

SHENZHEN, China, Jan 9, 2012 /PRNewswire via COMTEX/ — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced updates on new product launches for 2011 and its product pipeline for domestic and international markets in 2012.

New product summary for 2011

In 2011, Mindray released 13 new products, exceeding its product development goals outlined at the beginning of the year. The total number of marketed products, including the four acquisitions in 2011, has exceeded 100.

The seven new products within the patient monitoring and life support product line are:

•	the A5 and A3 anesthesia machines

•	the BeneHeart D3 defibrillator

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the Synovent E3 and E5 ventilators, which are brand-new products within this segment and are designed to facilitate breathing for patients in critical care conditions. They are important additions to Mindray’s ICU total solution

•	the new iMEC series patient monitoring system

•	the new iPM series patient monitoring system

There is one new product along with some reagents within the in-vitro diagnostic product line:

•	the BC-6800 five-part hematology analyzer

The five new products within the medical imaging product line are:

•	the DC-8 color ultrasound system

•	the DP-50 portable color ultrasound

•	the DP-10, DP-20 and DP-30 black-and-white ultrasound products

2012 New Product Pipeline

To further expand the addressable markets, the company expects to launch seven to 10 new products this year, with an emphasis on both high-end and low-end market opportunities. In 2012, Mindray plans to expand and enhance the product offerings within the patient monitoring and life support product line in areas such as anesthesia delivery and total IT solutions for ORs and ICUs. For the in-vitro diagnostic product line, the company will develop a more advanced biochemistry analyzer, an upgraded hematology analyzer, other biochemistry analyzers and several reagents, as well as a number of upgraded urine sediment analyzers. Additionally, the medical imaging product line plans to introduce some upgraded color ultrasound units and a digital radiography system.

“We are excited that we exceeded our product development goals in 2011,” commented Mr. Xu Hang, Mindray’s Chairman and Co-Chief Executive Officer. “In this increasingly price-competitive healthcare market, Mindray remains committed to meeting the specific needs of our customers in various geographies and reducing costs through continuous innovation. This year, we will maintain our efforts in R&D investments and launch seven to 10 new products to support our long-term growth. We will also actively expand our product portfolio through M&A activities. We are confident that Mindray is well positioned to meet the ever-changing needs of and gain a bigger share in the worldwide market.”

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about Mindray’s anticipated product pipeline for domestic and international markets in 2012, Mindray’s expectation to launch seven to 10 new products in 2012 with an emphasis on both high-end and low-end market opportunities, Mindray’s plan in 2012 to expand and enhance the product offerings within the patient monitoring and life support product line in areas such as anesthesia delivery and total IT solutions for ORs and ICUs, Mindray’s plan to develop a more advanced biochemistry analyzer, an upgraded hematology analyzer, other biochemistry analyzers and several reagents, as well as a number of upgraded urine sediment analyzers for the in-vitro diagnostic product line, Mindray’s plan to introduce some upgraded color ultrasound units and a digital radiography system for the medical imaging product line, Mindray’s anticipation of the increasingly price-competitive healthcare market and its remaining committed to meeting the specific needs of its customers in various geographies and reducing costs through continuous innovation, Mindray’s expectation to maintain its efforts in R&D investments and launch seven to 10 new products to support its long-term growth in 2012, Mindray’s expectation to actively expand its product portfolio through M&A activities, and that Mindray is well positioned to meet the ever-changing needs of and gain a bigger share in the worldwide market, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 4 of our annual report on Form 20-F filed on April 8, 2011. Our results of operations for the fourth quarter of 2011 and for fiscal year 2011 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply, through our worldwide distribution network, internationally a broad range of products across three primary business segments, namely patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit: http://ir.mindray.com

For investor and media inquiries please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

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